

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

February 21, 2017

<u>VIA E-mail</u>
David Trick
Chief Financial Officer and Treasurer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

  Re: Ambac Financial Group, Inc.
  Form 10-K for Fiscal Year Ended December 31, 2015
  Filed February 29, 2016
  File No. 001-10777

Dear Mr. Trick:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Sharon M. Blume

        Sharon M. Blume
        Accounting Branch Chief
        Office of Healthcare and Insurance